United States securities and exchange commission logo





                        October 5, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       James R. Barry
       Chief Financial Officer and Treasurer
       SmartStop Self Storage REIT, Inc.
       10 Terrace Road
       Ladera Ranch, CA 92694

                                                        Re: SmartStop Self
Storage REIT, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed April 22,
2022
                                                            File No. 333-264449

       Dear James R. Barry:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.



              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.
 James R. Barry
SmartStop Self Storage REIT, Inc.
October 5, 2023
Page 2

FirstName LastNameJames R. Barry                 Sincerely,
Comapany NameSmartStop Self Storage REIT, Inc.
                                                 Division of Corporation
Finance
October 5, 2023 Page 2                           Office of Real Estate &
Construction
FirstName LastName